MANAGEMENT DISCUSSION AND ANALYSIS

For the Year Ending

December 31, 2006

Augusta Resource Corporation

General

The following Management’s Discussion and Analysis (“MD&A”) of Augusta Resource Corporation and its subsidiaries, (the “Company”, “Augusta”, “we”, “us”, “our”) should be read in conjunction with the accompanying audited Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2006 and with the audited restated Consolidated Financial Statements for the year ended December 31, 2005, all of which are available at the SEDAR website at www.sedar.com. This MD&A report is current as at March 1, 2007.

As discussed herein this MD&A has been amended to give effect to a restatement of the 2005 annual and quarterly results as well as the results for the first quarter of 2006 as described in “Restatement” below and in the “Restatement” note of the audited Consolidated Financial Statements for the year ended December 31, 2006.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and presented in Canadian dollars unless otherwise indicated. To expand the shareholder base of Augusta, the Company on August 10, 2006, graduated to the senior Canadian exchange, the Toronto Stock Exchange (“TSX”) under the symbol AZC and on November 30, 2006, the Company listed on the American Stock Exchange (“AMEX”) also under the symbol AZC. As a requirement of the AMEX listing the Company must prepare a reconciliation between Canadian and United States (“US”) GAAP which is included in the audited Consolidated Financial Statements (Note 16). Following recent guidance by the Securities and Exchange Commission regarding the accounting treatment for warrants issued in a currency other than the functional currency of the Company we have had to restate our 2005 US GAAP results (see Note 16 (b)). The new guidance for US GAAP specifies that the Company’s 3,750,000 warrants issued in 2005, at an exercise price of US $0.16, be accounted for as a liability on a fair value basis. As the fair value of these warrants had increased to $4,575,445 by the 2005 year end from $465,163 on the issue date, the Company recorded a charge to earnings of $4,110,282, or $0.13 per share. Also the initial fair value amount of $465,163, which had been recorded as an increase in contributed surplus was reclassified to liabilities.

Restatement

In the second quarter of 2006, during the preparation of the Form 40-F filing document, a requirement of the AMEX listing, the Company discovered non-cash errors relating to its financial statements for the first quarter ended March 31, 2006 as well as for the each quarter of 2005. In the previously released financial statements the Company had not properly accounted for the convertible debenture issued on June 1, 2005. Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3860, Financial Instruments – Disclosure and Presentation, requires that the proceeds received from the issuance of convertible debt be allocated between its equity and debt components. The Company had treated all the proceeds as debt. Further, upon review of the option pricing model (Black-Scholes) used for valuing stock options and warrants issued during 2005, the Company concluded that the time period used to calculate the volatility assumption required adjustment. Refer to the Company’s 2006 Consolidated Financial Statements (Note 2) for more details.

Forward-Looking Statements

Certain of the statements made and information contained herein and in the documents incorporated by reference may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking statements or information within the meaning of the Securities Act (Ontario). Forward- looking statements or information include statements regarding the expectations and beliefs of management. Forward looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to the Company’s plans at its Rosemont Property and other mineral properties, the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the effect of hedging activities, including margin limits and margin calls, regulatory restrictions, including environmental regulatory restrictions and liability, the speculative nature of mineral exploration, dilution, competition, loss of key employees, and other risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. We do not expect to update forward-looking statements or information continually as conditions change, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the US. Readers are also advised to consider such forward-looking statements, which speak only as of the date the statements were made, while considering the risks set forth below under the section Risks and uncertainties.

Description of Business

We are engaged in the exploration and development of mineral properties located in Pima County, Arizona and White Pine County, Nevada. Our properties are in the exploratory and development stages and are thus non-producing and consequently do not generate any operating income or cash flows from operations. The Company depends entirely on equity and debt capital to finance its activities.

Overview of Performance

Property in Pima County, Arizona

On June 1, 2005, the Company announced that it had entered into an Option Agreement to purchase 100% of the Rosemont Ranch copper deposits in Pima County, Arizona, subject to a 3% Net Smelter Royalty (“NSR”). The property (which includes patented and unpatented claims, fee land and surface grazing rights that in aggregate total approximately 14,880 acres (6,026 hectares) is approximately 50 kilometers southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Phelps Dodge and Asarco. The property contains three known potentially open-pit mine-able copper/molybdenum/silver (“Cu-Mo-Ag”) skarn deposits on patented mining claims.

The Option Agreement required the cash payment of US $20,800,000 payable over a three year period. After making the initial payment of $8,439,226 (US $6,666,666) in June 2005, the Company completed the remaining payments, after a reduction for early payment provisions of approximately $470,000, of $16,114,985 (US $ 13,733,582) on March 31, 2006 and thereby acquired a 100% working interest in the property subject to a 3% NSR.

On January 24, 2006 the Company announced its 2006 Rosemont Deposit Mineral Resource Statement which included results from the 2005 15-hole, 8,352 meters diamond drilling program on the Rosemont Copper/Molybdenum/Silver deposit. The results of this drilling were integrated with approximately 56,100 meters of previous drilling, conducted by other companies prior to Augusta’s involvement, to estimate the mineral resources. The Canadian National Instrument (NI) 43-101 compliant report was filed with Canadian regulators on February 16, 2006. As detailed in filing, the estimated mineral resources totalled 442 million tons of measured and indicated material grading 0.51% Cu and 0.015% Mo at a 0.20% Cu cutoff. An additional 145 million tons of inferred mineral resources are estimated at a grade of 0.45% Cu and 0.015% Mo using the same cutoff. These results showed significant improvement (excluding satellite deposits) when compared with the historic resource reported by Anamax (Pincock, Allen and Holt – 1977). The modeling and mineral resource estimation work was performed by or under the direction of Mr. William Rose, P.E., WLR Consulting Inc.’s (WLRC’s) Principal Mining Engineer and an independent Qualified Person under the standards set forth by Canadian NI 43-101.

WLRC and the other qualified persons who worked on this study recommended that Augusta proceed with the completion of a pre-feasibility study of the Rosemont project and the calculation of mineral reserves. These evaluations should include the possible treatment of low-grade oxide mineralization to supplement traditional sulfide milling and concentration.

The table below summarizes the reported measured, indicated and inferred resource estimates:

Table 1: Measured Resources

Cutoff	Tons** (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	94,000 87,000 80,000	0.55 0.58 0.60	0.015 0.015 0.015	0.77 0.79 0.82	1,040 1,000 970	28 26 24	1,440 1,380 1,310

Table 2: Indicated Resources

Cutoff	Tons** (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	348,000 311,000 277,000	0.50 0.54 0.57	0.015 0.016 0.016	0.72 0.77 0.80	3,500 3,350 3,160	104 100 90	5,010 4,800 4,450

Table 3: Total Combined Measured and Indicated Resources

Cutoff	Tons** (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	442,000 398,000 357,000	0.51 0.55 0.58	0.015 0.016 0.016	0.73 0.78 0.81	4,540 4,350 4,130	132 126 114	6,450 6,180 5,760

Table 4: Inferred Resources

Cutoff	Tons** (thousands)	%Cu	%Mo	%Cu Eq.*	lbs Cu (millions)	lbs Mo (millions)	lbs Cu Eq.* (millions)
0.20% Cu 0.25% Cu 0.30% Cu	145,000 116,000 96,000	0.45 0.51 0.56	0.015 0.016 0.017	0.67 0.74 0.80	1,300 1,170 1,070	43 37 33	1,930 1,710 1,540

* Copper equivalent based on three-year trailing average prices of $1.25/lb Cu and $18/lb Mo.

** Tons refer to short tons (2000 lbs).

On March 27, 2006 the Company commenced a 20,000 meter diamond drill program on the Rosemont deposit. The program objectives included increasing the current, measured and inferred resource, better definition of near surface oxide-copper, silver and gold mineralization and acquire geotechnical data to support slope design.

In early May 2006, the Company announced positive results from metallurgical test work that would impact production and process techniques at Rosemont. The new findings had a major positive impact on flow sheet design and the financial performance of the project. On June 14, 2006 the Company released the results of the Preliminary Assessment and Economic Evaluation for the Rosemont Deposit (“PA”), which demonstrated that the Rosemont copper/molybdenum/silver deposit may be developed as a low cost open pit mine with potentially robust project economics. With the positive project economics noted in the PA and the continued buoyant market for these strategic metals, management decided to move the Rosemont project to full feasibility study.

Augusta also obtained a sustainable water supply source for Rosemont when it signed two contracts with the Central Arizona Water Conservation District (“CAWCD”) at the end of June. The CAWCD operates the Central Arizona Project canal system (“CAP”). Later in the third quarter the Company filed a “Plan of Operations” for the Rosemont project with the US Forest Service, the first formal step in the permitting process. The CAWCD contracts are significant to this activity because they address the water supply question ahead of the Environmental Impact Statement (“EIS”) review process, which removes a significant amount of uncertainty regarding project impacts to the region. In addition to the CAWCD contract for a sustainable water supply, Arizona state law allows for a mining company to drill wells as needed to supply process water for mineral processing operations under a mineral extraction permit from the Arizona Department of Water Resources.

In August, the Company commenced the feasibility study on Rosemont with M3 Engineering and Technology Corporation of Tucson, Arizona being awarded the contract after a due bid and selection process. To lead the project internally, the Company appointed Mr. Lance Newman as VP, Metallurgical Operations and Mr. Mark Stevens as Chief Project Geologist. Both Mr. Newman and Mr. Stevens are seasoned members of the team with proven track records in project development and operations.

With five drill rigs on the property, the Company completed the 20,000 meter drill program in late September 2006. Initial assay results were announced in July, followed up by more results in September. After the remaining assays had been processed in the first half of the fourth quarter, the full set of drill results was published in early December 2006.

These drill results are now being incorporated in the resource estimate which Augusta will publish in early March 2007. While the statement was originally scheduled for completion before the end of the year, it is now expected for publication in March due to third party assay processing delays.

The Company continues to work with consultants to advance the NI 43-101 compliant feasibility study, which is now expected for publication in the second quarter 2007 as a result of the delay in completing the updated resource statement. Metallurgical test work has largely been completed, and engineering is now 90% complete. The feasibility study will evaluate the project economics associated with solvent extraction and electrowinning (“SX/EW”) oxide copper processing and sulfide concentrate production.

Concurrent with completing the feasibility study at Rosemont, the Company is preparing a final comprehensive Plan of Operations for submission to the US Forest Service early in the second quarter of 2007. Using this plan as a basis for permitting, Augusta will then move through the National Environmental Policy Act (“NEPA”) permitting process, whereby the US Forest Service initiates an EIS and public review process. It normally takes anywhere from 12 to 18 months to complete the draft EIS and the initial public review process. Another three to six months are typically required to respond to public comments and prepare the final EIS, after which the US Forest Service will issue a “Record of Decision” either approving the plan or providing recommendations for modifications to the plan.

In January 2007, the Pima County Board of Supervisors passed a resolution opposing the development of mineral resources at Rosemont. This was done prior to Augusta’s completion of its final feasibility study and final comprehensive Plan of Operations, which will be filed early in the second quarter of 2007 as stated above. The resolution also requested that all public land in the County be considered for withdrawal from mineral entry. In February 2007, the US Forest Service responded to the Pima County Administrator’s request to challenge the validity of Augusta’s mining claims for the Rosemont deposit. In the public letter, Forest Supervisor Jeanine A. Derby states the following:

“Your argument for claim validity challenge was based primarily on the fact that the company intends to use many of the claims for mill tailings and waste rock placement. I have received opinions on this topic from our Office of General Counsel and also from our Regional Geologist in Albuquerque. Both opinions state that it is not common practice, nor is it Forest Service policy, to challenge mining claim validity, except when a) proposed operations are within an area withdrawn from mineral entry, b) when a patent application is filed, and c) when the agency deems that the proposed uses are not incidental to prospecting, mining, or processing operations

For operations proposed in accordance with our regulations, and where the above situations do not exist, there is no basis for pursuing a validity exam. The placement of waste rock and mill tailings on the Forest are considered to be activities connected to the mining and mineral processing per regulation 36CFR228 subpart A, and as such they are authorized activities regardless of whether they are on or off mining claims.”

The Company notes that the permits and permit review procedures to develop Rosemont are the responsibility of federal and state agencies. These procedures are well developed and allow for public and County input, however the County does not have jurisdiction over mining. The Company remains committed to work with local groups and officials in order to provide for the most effective design and mitigation of impacts. The Company is advancing a very progressive plan that considers conservation/open land protection, water protection, water miser design, advanced reclamation technologies and minimal viewscape impairment.

The US Forest Service is the official lead agency responsible for the process of reviewing potential project impacts and identifying relevant mitigation plans resulting from the Plan of Operations. The US Forest Service issues the final EIS and “Record of Decision” after pubic review and comment. These documents and findings are then considered by other federal and state agencies as they review the permits required to initiate mineral development on the property. The Company continues to work with local interests to address relevant factual concerns and issues as part of the NEPA process.

Subsequent to the “Record of Decision”, the Company will file a final Plan of Operations (incorporating any necessary modifications). It is then that permits would be issued allowing the Company to commence construction. Upon completion of this process, Augusta expects to receive approval to construct the mine in 2009 and to produce copper at Rosemont in 2010.

With approximately C$10 million in cash on hand as at December 31, 2006, the Company has commenced discussions with various financial intermediaries in preparation for an expected release of a positive feasibility study and the subsequent Board of Directors decision to proceed with the development of Rosemont. The objective is to initially secure sufficient funding to cover expenditures through to the expected completion of the permitting process.

To December 31, 2006 expenditures related to the Rosemont mineral property totalled $25,017,429 and deferred development expenditures totalled $15,471,679.

Properties in White Pine County, Nevada

On December 2, 2004, the Company announced the signing of an agreement to acquire a 100% interest in the Mount Hamilton gold project, located in White Pine County, Nevada. The project approximately 50 kilometers west of Ely, Nevada and is accessible from Highway 50 over good all-weather gravel roads. The White Pine Mining District has a long history of silver and gold mining, dating back to the first gold discovery in 1865. Mount Hamilton has multiple exploration targets including surface bulk mineralization as well as high-grade vein style mineralization. Six separate high priority areas have been identified.

The Company purchased the Mount Hamilton property by purchasing, effective May 6, 2005, 100% of the shares of DHI Minerals Ltd., which owned 100% of DHI Minerals (U.S.) Ltd., holder of the property. The terms of the acquisition include the payment of US $3,000,000 payable in cash over two years (Net present value of $3,103,438, based on an annual discount rate of 15%), 3,750,000 common shares at US $0.16 ($0.19) per share, fair market value at the date of the transaction of $720,000 and 3,750,000 warrants to purchase common shares with an exercise price of US $0.16 per share for a period of two years, fair market value at the date of the transaction of $465,163. The entire purchase consideration of $6,537,601, including a deferred tax provision of $2,200,000 and finders fees valued at $49,000, was allocated to the mining property acquired. A portion of the DHI Minerals Ltd shares are being held in escrow pending completion of the final US $1,500,000 payment of the note payable.

Under the terms of the acquisition the Company assumed the underlying NSR and minimum advance royalty payments to Centennial Minerals Company, LLC, payable prior to commercial production of US $100,000 per annum commencing on November 19, 2005 and continuing until November 19, 2010 when the annual payment amount increases to US $300,000 per annum. Upon commencement of commercial production, a base rate of 3% NSR is payable, subject to an increase whenever the price of gold is greater than US $400 per ounce. The NSR shall increase by one half of one percent for each US $50 increment to a maximum of 8% NSR. The Company has the option to purchase up to one and one half percentage points of the NSR for US $2,000,000.

On May 11, 2006, the Company announced it had retained Pincock, Allen & Holt, to conduct a pre-feasibility study at Mount Hamilton. The study is evaluating the development of the Centennial Deposit as an open-pit heap leach gold mine. The study is being expanded to assess run of mine heap leaching methods. Additional metallurgical testing will be required to quantify grade/recovery characteristics of run of mine leach versus crushed ore, therefore final study results are not expected until the fourth quarter 2007.

On January 26, 2005, the Company announced the signing of agreements to acquire the Shell Deposit in White Pine County, Nevada. Formal agreements were entered into effective March 20, 2006. The Shell Deposit, located nearby the Mount Hamilton property, was subject to past exploration programs, with results indicating that the property hosted molybdenum and gold mineralization. The Company is acquiring a 100% working interest, subject to an underlying NSR ranging from 0.5% - 4.5%, for cash payment of US $120,000, and annual advance royalty payments commencing at US $80,000 on first anniversary increasing by US $20,000 per year until production commences.

In May 2006, the Company announced a 3,000 meter Phase I Exploratory Drilling Program at the Shell Deposit. The drilling program commenced in August.

As of the end of 2006, at the Mount Hamilton project, mineral property expenditures totaled $6,801,978 and deferred development expenditures were $378,670. Total mineral property expenditures on the Shell property were $228,292 and deferred development expenditures were $188,434.

Property in Grant County, New Mexico

On March 1, 2005, the Company announced the signing of an agreement to acquire the Lone Mountain project in New Mexico US. The agreement required minimum exploration commitments of US $4,850,000 as well as payments of US $1,000,000 cash and 325,000 common shares over a 3 year period. Virtually all of the data from previous programs was acquired and an electronic database and updated geological model completed.

On May 15, 2006 the Company announced that after completing a detailed geological assessment that it had elected not to pursue its option to purchase the Lone Mountain project. In the second quarter net capitalized amounts totaling $309,550 were written-off.

As of the end of the 2005, mineral property expenditures totaled $271,236 and deferred development expenditures were $48,947.

Properties in the Coronation Diamond District, Nunavut, Canada

As at December 31, 2005, the Company had paid $469,705 to acquire working interests in six properties in the Coronation Diamond District, incurred $215,949 in relation to deferred exploration expenditures related to these properties, issued 33,334 shares at a deemed price of $0.11 per share and 58,335 shares at $0.28 per share, and accrued an amount of $55,000 included in accounts payable, which is to be settled by the issuance of shares of the Company, subject to regulatory approval. In 2004, the Company had written off $296,799 in mineral properties and $212,355 in deferred development expenses as the relevant agreements were terminated. As the Company is no longer actively developing these properties, effective December 31, 2005, it wrote off the remaining costs, $247,907 in mineral properties and $3,594 in deferred development.

As at December 31, 2006, the Company’s capitalized costs on its mining assets were as follows:

	Mineral Properties Cost		Deferred Development Expenses
	December 31	December 31	December 31	December 31
Mineral Properties and Deferred Development	2006	2005	2006	2005
Rosemont property	$25,017,429	$8,315,611	$15,471,679	$2,831,281
Mt. Hamilton property	6,801,978	6,574,757	378,670	142,543
Shell property	228,292	-	188,434	12,789
Lone Mountain property	-	271,236	-	48,947
	$32,047,699	$15,161,604	$16,038,783	$3,035,560

Mineral properties:	2006	2005
Balance, beginning of period	$15,161,604	$285,064
Acquisition costs	17,157,330	15,124,447
Lone Mountain cost adjustment	(24,993)	-
Write-offs	(246,242)	(247,907)
Balance, December 31, 2006 and 2005	32,047,699	15,161,604

Deferred development expenses:
Balance, beginning of period	3,035,560	19,785
Work program expenditures (1)	13,066,531	3,019,369
Write-offs	(63,308)	(3,594)
Balance, December 31, 2006 and 2005	16,038,783	3,035,560

Total Mineral Properties and Deferred Development	$48,086,482	$18,197,164

(1)	Includes geological, engineering and environmental work programs designed to advance exploration and development activities on the mineral property.

The Company regularly reviews the carrying values of its mineral properties and deferred development expenditures with a view to assessing whether there has been any impairment in value. As at December 31, 2006 this review concluded that no impairment in carrying value was warranted.

Results of Operations

Comparison of the year ending December 31, 2006 and 2005 (restated)

	Year Ended December 31
	2006	2005	Change
		(restated)
EXPENSES
Salaries,benefits and bonuses	$2,088,317	$599,374	$(1,488,943)
Stock based compensation	1,679,534	1,039,794	(639,740)
Travel	346,014	75,245	(270,769)
Write-off of mining assets	309,550	251,501	(58,049)
Office and sundry	253,354	255,049	1,695
Filing and regulatory	235,366	109,800	(125,566)
Investor relations	215,253	69,308	(145,945)
Accounting and audit	159,352	20,000	(139,352)
Consulting and communication	118,252	53,379	(64,873)
Legal fees	112,633	16,921	(95,712)
Insurance	80,975	-	(80,975)
Fiscal and advisory services	46,306	33,497	(12,809)
Recruitment fees	45,228	45,174	(54)
Administration	17,500	30,000	12,500
Amortization	13,495	1,594	(11,901)
Foreign exchange gain	(83,078)	(180,699)	(97,621)
Other expenses	194,901	(8,847)	(203,748)

Loss from operations	(5,832,952)	(2,411,090)	(3,421,862)
Interest and other income	631,509	57,433	574,076
Debt issuance costs	(272,796)	(325,628)	52,832
Loss on repayment of debenture	-	(390,000)	390,000
Interest and finance charges	(1,185,352)	(2,268,552)	1,083,200

NET LOSS	$(6,659,591)	$(5,337,837)	$(1,321,754)

BASIC & DILUTED LOSS PER SHARE	$(0.11)	$(0.17)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	59,219,428	32,282,246

Loss from operations for the year ending December 31, 2006 was $5,832,952, an increase of $3,421,862 from 2005. The net loss for 2006 was $6,659,591 an increase of $1,321,754 from the prior year. Both increased loss amounts reflect the increased corporate and project development activity that the Company has undertaken over the past couple years.

Specifically the increase in salaries and benefits reflects the hiring of three senior employees in 2005 and the hiring of seven employees in 2006 five of which were senior, these personnel increases effectively quadrupled the employee base of the Company over the two year period. The 2006 amounts also include bonuses. The 2005 hires were for a new President & CEO, VP Exploration and VP Projects and Environment. These positions are all based in Colorado. Gil Clausen, the President & CEO and Mike Clarke, VP Exploration commenced their engagements in April 2005. In September 2005 James Sturgess, VP Projects and Environment was hired. An administrative/secretarial person has also been engaged for this office. In August 2006, both Marlo Hamer-Jackson, Manager Investor Relations and Corporate Communications and Tracey Brix-Nielsen, Controller were added to the management team in Vancouver with Bruce Nicol, Senior VP and Chief Financial Officer, joining in September. Lance Newman VP, Metallurgical Operations and Mr. Mark Stevens, Chief Project Geologist also joined the Denver office in August 2006. The Vancouver employees also have responsibilities with other publicly traded unrelated companies which results in a sharing of common costs including salaries.

The stock based compensation expense at $1,679,534 reflects the pro-rata expense for the issue of 1,885,000 stock options to corporate directors, officers and employees in 2006 as well as the pro-rata expense for the issue of stock options in 2005 and 2004. The fair value determination was effected by the share price volatility and overall increase in the share price over the two year period.

Reflecting the increase in the number of employees as well as corporate and operational activity in general, a number of the expense categories increased. These include travel as well as office and sundry in support of the increased employee base; filing and regulatory, accounting and audit, consulting and communications, legal fees and fiscal and advisory services in support of the TSX and AMEX listings, increased disclosure and accounting and reporting complexities (as a result of the listings and increased corporate activity) and for investor relations a concerted effort to actively market the Company to institutional and other shareholders and potential shareholders.

During 2006 the Company determined, after completion of a geological assessment, that it would not complete the option agreement to purchase the Lone Mountain property in New Mexico. As a result capitalized costs totaling $309,550 were written-off in the second quarter. In 2005 the Company wrote-off the capitalized costs related to the Coronation Diamond District properties in Nunavut, Canada resulting in $251,501 being charged to the statement of operations for the year.

During 2006 the Company incurred $80,975 for insurance expense for Director’s and Officer’s Insurance coverage along with liability coverage for the Rosemont Ranch.

Recruitment fees for the year ended December 31, 2006 were incurred for the search for 2 positions in the Denver office and in 2005 for the search for a candidate for the President and CEO’s position. In 2006 the Company hired Mr. Mark Stevens as Chief Project Geologist as well as an executive assistant for the Denver office using the services of a recruitment agency. In 2005 the Company hired Mr. Gil Clausen as President and CEO using such services.

The foreign exchange gain of $83,078 during the year ended December 31, 2006 is a decrease of $97,621 over the foreign exchange gain recorded during the year ended December 31, 2005. The gains reflect an overall weakening of the US dollar during the relevant periods or at the time US dollar denominated obligations were discharged.

Other expenses capture operational net expenditures pertaining to the working ranch acquired with the acquisition of the Rosemont property.

The increase in interest income to $631,509 during the period resulted from the substantial increase in bank balances and short term investments resulting from the equity funds raised in March 2006.

Debt issue costs of $272,796 relate to costs incurred on the issuance of the convertible debenture in June 2005, one-half of which was repaid on December 1, 2005 ($3,000,000) and the remainder on June 1, 2006. In 2005, the December repayment included the issuance of shares at a discount which resulted in the recognition of a loss of $390,000.

Interest and finance charges to December 31, 2006 are $1,185,352 compared with $2,268,552 in the prior year. The 2006 amount is comprised of $795,968 of accretion interest and an accrual of $112,500 at 9% on the convertible debenture, $268,177 of accretion interest, at 15%, on the Mount Hamilton note and $8,707 of bank charges and interest. The 2005 amount is comprised of the accretion of $1,701,348 of interest expense as well as the accrual of $292,500 at 9% interest due on the convertible debenture. In addition, the Company accrued $271,315 in discount interest based upon a borrowing rate of 15% on the US $2,500,000 notes payable issued as part of the consideration to purchase Mount Hamilton.

Comparison of the year ending December 31, 2005 (restated) and 2004

	Year Ended December 31
	2005	2004	Change
	(restated)
EXPENSES
Salaries, benefits and bonuses	$599,374	$180,981	$418,393
Stock based compensation	1,039,794	41,250	998,544
Travel	75,245	-	75,245
Write-off of mining assets	251,501	509,154	(257,653)
Office and sundry	255,049	2,562	252,487
Filing and regulatory	109,800	23,184	86,616
Investor relations	69,308	-	69,308
Accounting and audit	20,000	7,000	13,000
Consulting and communication	53,379	-	53,379
Legal fees	16,921	48,243	(31,322)
Fiscal and advisory services	33,497	-	33,497
Recruitment fees	45,174	-	45,174
Administration	30,000	30,000	-
Amortization	1,594	-	1,594
Foreign exchange gain	(180,699)	(4,816)	(175,883)
Other expenses	(8,847)	-	(8,847)

Loss from operations	(2,411,090)	(837,558)	(1,573,532)
Interest and other income	57,433	-	57,433
Debt issuance costs	(325,628)	-	(325,628)
Loss on repayment of debenture	(390,000)	-	(390,000)
Interest and finance charges	(2,268,552)	(28,499)	(2,240,053)

NET LOSS	$(5,337,837)	$(866,057)	$(4,471,780)

BASIC & DILUTED LOSS PER SHARE	$(0.17)	$(0.06)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING	32,282,246	13,973,134

Loss from operations for the year ending December 31, 2005 was $2,411,090. This was $1,573,532 higher than the loss of $837,558 incurred for the year ending December 31, 2004. The net loss for the year ending 2005 was $5,337,837, $4,471,780 higher than the prior year. The significant increase in the 2005 expenditures and charges reflects the transition from a relatively inactive company to one which was making significant acquisitions and expenditures on the properties acquired. In the previous year, management’s efforts were directed at identifying prospective properties whereas efforts in 2005 were directed at securing and exploring the acquired properties. In 2005 senior employees were hired and offices were established in Denver, Colorado and Tucson, Arizona. Overall corporate and operational activity increased significantly in 2005.

Reflecting this greater activity, corporate complexity, and efforts to increase awareness of the Company with the shareholder/investing community; filing and regulatory, investor relations, accounting and audit, consulting and communication, legal fees and fiscal and advisory services all increased. Reflecting the increase in personnel; salaries, benefits and bonuses, travel, office and sundry and recruitment fees all increased.

The share based compensation expense of $1,039,794 is the result of 2,910,000 stock options being issued to corporate directors, officers and employees during the year as well as a charge for the pro rata portion of options issued in 2004. . The large non-cash expense has increased as a result of the number of options granted and the rise in the company’s stock price during the period. This amount alone accounted for 63% of the increase in the loss from operations for 2005.

Impairment determinations for the Coronation Diamond District properties in Nunavut, Canada resulted in $251,501 being written off during 2005 and $509,154 during 2004. Exchange gains of $180,699 in 2005 reflect the weakening of the US dollar relative to the Canadian dollar and the resulting net decrease in US dollar denominated monetary liabilities.

The increase in interest income to $57,433 during the period resulted from increased bank balances from equity funds raised during the period and the investment of these funds in short term investments. The debt issuance costs arose on the issuance of the $6,000,000 convertible debenture. The Company amortized $325,628 of debt issue costs during 2005. The loss of $390,000 on the repayment of the debenture resulted from the debenture being partially repaid with common shares with a fair market value 15% above the share conversion rate agreed with the Company. This 15% discount received on repayment was consistent with the original agreement terms.

Interest and finance charges to December 31, 2005 are $2,268,552 an increase of $2,240,053 over $28,499 during the year ended December 31, 2004. This increase is the result of the accretion of $1,701,348 of interest expense as well as the accrual of $292,500 at 9% interest ($270,000 paid on December 1, 2005) due on the $6,000,000 convertible debenture ($3,000,000 repaid on December 1, 2005) issued by the Company. In addition the Company accrued $271,315 in discount interest based upon a borrowing rate of 15% on the US $2,500,000 notes payable.

Select Annual Information

		2006		2005 restated		2004
Total revenue	$	nil	$	nil	$	nil
Total net loss		(6,659,591)		(5,337,837)		(866,057)
Total net loss and diluted net loss per share		(0.11)		(0.17)		(0.06)
Total assets		58,538,531		20,807,850		1,365,194
Total long-term financial liabilities		2,216,369		3,692,267		32,997
Cash dividends declared per share		nil		nil		nil

Summary of Quarterly Results

Selected financial information for each of the eight most recently completed quarters of fiscal 2006 and 2005 are as follows, the 2005 quarters have been restated:

	Revenue	Net loss	Net loss per share basic & diluted
Dec 2006	Nil	(1,242,765)	(0.02)
Sep 2006	Nil	(1,453,462)	(0.02)
Jun 2006	Nil	(2,436,883)	(0.04)
Mar 2006	Nil	(1,526,481)	(0.04)
Dec 2005	Nil	(2,527,247)	(0.07)
Sep 2005	Nil	(1,458,494)	(0.04)
Jun 2005	Nil	(861,062)	(0.03)
Mar 2005	Nil	(491,034)	(0.02)

Liquidity

The Company’s mineral exploration and development activities have provided the Company with no sources of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of its business, the results of operations as reflected in the net losses and losses per share do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at December 31, 2006 was $6,760,921 compared with a working capital deficit of $1,553,214 as at December 31, 2005, an improvement of $8,314,135. During the year the Company raised $44,848,497 through the issue of the Special Warrants and common shares net of share issue expenses. These funds were used to repay the remaining convertible debenture ($3,000,000) as well as part of the note payable issued on the purchase of the Mount Hamilton property ($1,165,420). In addition, including the payment of the remaining option amounts related to the Rosemont property, expenditures for mineral properties were $17,138,774 while capitalized expenditures on property development totaled $12,475,561, primarily related to the Rosemont property. Cash used in operations totaled $3,431,316. In 2005 we raised a net $14,648,139 in equity and through the convertible debenture issuance during the year. These funds were used to invest in four mineral properties in the US totalling $9,090,946 and on deferred development expenditures during the year of $2,597,707. Cash used in operations totaled $1,682,705.

The Company’s cash position as at December 31, 2006 was $9,686,886 compared with $2,252,044 as of December 31, 2005, an increase of $7,434,842.

The Company has $3,492,997 of current liabilities, a decrease of $661,861 from the prior year. The decrease relates primarily to the current portion of the convertible debenture which was repaid June 1, 2006 partially offset by an increase in the amount of note payable due in 2007 as well as an increase in the accounts payable and accrued liabilities, reflecting the increased activity of the Company.

The Company has $2,216,369 due in long-term liabilities as of December 31, 2006 compared with $3,692,267 on December 31, 2005, a decrease of $1,475,898 reflecting the reclassification of notes payable to current liabilities. The remaining long-term liabilities primarily relate to the

$2,200,000 future tax liability established on the acquisition of DHI Minerals (U.S.) Ltd, owner of the Mount Hamilton property.

The current obligations of the Company are expected to be funded through existing cash.

The following table lists as of December 31, 2006 information with respect to the Company’s known contractual obligations.

	Payments due by period
		Less than 1	1- 3	3 – 5	More than 5
Contractual Obligations	Total	year	years	years	years
Accounts payable and accrued	$1,792,788	$1,792,788	$-	$-	$-
liabilities(1)
Long-Term Debt Obligations (2)	1,787,607	1,787,607	-	-	-
Operating Lease Obligations (3)	252,368	106,250	97,412	48,706	-
Other Long-Term Liabilities Reflected	2,200,000	-	-	-	2,200,000
on the Company's Balance Sheet under
Canadian GAAP(4)
Total	$6,032,763	$3,686,645	$97,412	$48,706	$2,200,000

(1)	Represents accounts payable and accrued liabilities due within the next 12 months.

(2)

Represents amounts owed to various unrelated parties totaling $39,657. These amounts do not bear interest. Represents $1,747,950 in notes payable to Diamond Hill Investments Ltd. for the purchase of DHI Minerals (U.S.) Ltd. which owns the Mount Hamilton property.

(3)

Represents Glendale office rent of US $6,900 per month, under a 36 month lease agreement expiring on June, 2009 and US $939 per month for lodging premises in Tucson, under a 12 month lease agreement expiring on August 31, 2007.

(4)	Represents $2,200,000 in deferred tax liability on the acquisition of the Mount Hamilton property through DHI Minerals Ltd.

Capital Resources

The Company’s primary capital assets are mineral properties, which are discussed in detail in the section, Overview of Performance. The Company has entered into several option agreements, which provide for further acquisitions and exploration expenses to be incurred, however, these are option agreements and the Company is not committed to completing these expenditures.

We will require additional capital to fund our business plan. We have no revenue from operations and do not expect to generate any revenue from operations in the foreseeable future.

During the next year the Company anticipates that it we will require capital for the following:

•	Engineering, geological and environmental expenditures to advance Rosemont through the feasibility study period $4,500,000.
•

Down payment for the purchase of land to be used for water pumping purposes including the ability to pump water into the Pima Mine Storage and Retrieval Facility to be accessed at a later time during production, the majority of which will be incurred before completion of the feasibility study, including the purchase of water $2,600,000.

•	On going direct administrative support of Rosemont project for the year $400,000.
•	Assuming a positive feasibility study and Board of Directors development decision additional 2007 expenditures are anticipated to include:
	i)	deposits on long lead time mill and mobile equipment $9,500,000,
	ii)	detailed engineering work $3,000,000,
	iii)	ongoing engineering, geological and environmental expenditures to advance the Rosemont project post development decision $3,500,000,

	iv)	additional employees to advance Rosemont development $500,000.
•	Note payment related to the purchase of the Mount Hamilton property $1,800,000.
•	Exploration and option payments related to the Shell property $900,000.
•	Ongoing administrative expenses for the Company $3,900,000.

While current cash reserves are expected to last through to completion of the feasibility study we anticipate that it will require additional capital of approximately $20,000,000 to fund the remainder of our business activities for the year. The Company has commenced a process of discussions with various financial intermediaries in preparation for the release of the NI 43-101 compliant feasibility study in the second quarter of 2007 and the subsequent Board of Directors decision to proceed with the development of Rosemont. The objective is to secure sufficient initial funding to cover expenditures through to the expected completion of the permitting process.

During the year we raised the following equity funding:

On March 17, 2006 the Company closed a brokered private placement of 23,210,000 Special Warrants with gross proceeds of $44,099,000. Each Special Warrant was convertible, without payment of additional consideration, into a unit consisting of one common share (23,210,000 shares) and one-half transferable common share purchase warrant (11,605,000 warrants). Each whole warrant entitles the holder to acquire, at any time within two years, one common share of the Company at a price of $3.10 expiring on March 17, 2007 and $4.10 expiring on March 17, 2008. Fair value of the share purchase warrants is $6,687,143. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 87% on the underlying shares, a risk free interest rate of 4%, a two year term to expiry and no annual dividends.

The Company filed and obtained a receipt for a short form prospectus, which qualifies the distribution of the common shares and warrants underlying the Special Warrants effective April 28, 2006.

In consideration for their services, the agents received a cash commission equal to 6% of the gross proceeds, totaling $2,645,940 from the offering and 1,392,600 agent’s warrants exercisable into common shares which is equal to 6% of the number of Special Warrants sold. Each agent’s warrant will entitle the holder to acquire one common share of the Company at a price of $3.10 expiring March 17, 2007 and $4.10 expiring March 17, 2008. Fair value of the agent’s warrants is $1,030,524. The fair value of the warrants was calculated using the Black-Scholes option pricing model for warrant valuation, assuming an average volatility of 87% on the underlying shares, a risk free interest rate of 4%, a two year term to expiry and no annual dividends.

The Company historically has relied upon equity subscriptions to satisfy its capital requirements. The Company will continue to depend upon equity capital to finance its activities. There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors. Management continues with its efforts to secure additional financing arrangements for the Company and the support of its creditors.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Transactions with Related Parties

During the year ending December 31, 2006, the Company incurred expenses of $17,500 (2005 - $30,000) for administrative services provided by a company in which a director of the Company has a 25% interest.

At December 31, 2006, $56,066 of accounts payable and accrued liabilities (2005 - $17,675) and $17,643 of accounts receivable (2005 - $Nil) is due to (from) related companies, which share office space and certain common directors with the Company. Also, included in accounts receivable at December 31, 2006 is an amount of $44,134 (2005 - $1,369 accounts payable) due from a company in which a director of the Company has a 25% interest. At December 31, 2006, $40,000 (2005 - $75,000) is due to the VP Administration of the Company for salaries accrued in the current year.

Change of Auditors

On December 31, 2005, Deloitte & Touche, LLP of Vancouver, British Columbia, the former auditor (the “Former Auditor”) of the Company resigned as auditor and on January 5, 2006, Ernst & Young, LLP of Vancouver, British Columbia were appointed as the successor Auditor (the “Successor Auditor”) of the Company.

As Augusta has the majority of its mineral properties in the US, the Company’s Board of Directors decided to pursue seeking an additional listing in the US. The Former Auditors informed the Augusta that they did not wish to continue as the Company’s Auditors as the Company was seeking a listing in the US.

The Audit Committee considered the issues and recommended to the Board of Directors acceptance of the resignation of the Former Auditor and the appointment of the Successor Auditor, and the Board of Directors of the Company considered and approved the acceptance of the resignation of the Former Auditor and the appointment of the Successor Auditor.

None of the Former Auditor’s reports on any of Augusta’s financial statements relating to the Company’s financial periods commencing January 1, 2003 contained any reservation.

There have been no “reportable events” (as defined in Section 4.11 of NI 51-102 of the Canadian securities regulatory authorities) in respect of the Company for the period since January 1, 2003.

Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

Changes in Accounting Policies including Initial Adoption

Effective January 1, 2004, the Company adopted the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires fair value accounting for all stock options issued during the year. Compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. This change in accounting policy was applied retroactively without restatement of prior periods. On January 1, 2004, the Company increased the deficit by $32,500 and increased contributed surplus by $32,500.

Financial Instruments and Other Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, notes and advances and convertible debenture as reflected in the balance sheet approximate their fair values. The Company has no significant concentrations of credit risk.

Share Capital information

As at the date of this report the Company had an unlimited number of common shares authorized for issuance, with 72,749,067 issued and outstanding. The Company had 4,801,167 outstanding stock options with 1,573,667 vested and available for exercise. The Company also had 18,947,600 in outstanding warrants available to be exercised. [From December 31, 2006 to the date of this report no options or warrants were exercised.]

Risks and uncertainties

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Company's common shares. The risks described below are not the only ones faced. Additional risks that the Company currently believe are immaterial may become important factors that affect the Company's business. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose all of their investment.

          We have a history of losses and anticipate that we will continue to incur losses for the foreseeable future.

We have historically incurred losses as evidenced by the consolidated statements of operations contained in the Consolidated Financial Statements. We incurred losses of $6,659,591 $5,337,837 and $866,057 for the years ended December 31, 2006, 2005 and 2004, respectively and have accumulated losses of $22,142,776.

Our efforts to date are focused on acquiring, exploring and advancing mineral properties to a development decision. All of our properties are in the exploration stage and none have any known mineral reserves. We do not anticipate that we will earn any revenue from our operations until our properties are placed into production, which is not expected to be for several years, if at all.

          We will require additional capital to fund our business plans.

As of December 31, 2006, we had a working capital of $6,760,921. We have no revenues from operations and do not expect to generate any revenues from operations in the foreseeable future. Although we anticipate the current cash balance will provide us with sufficient funding to complete the feasibility study, our planned activities for the year anticipate expenditures significantly in excess of our current cash reserves. We will require additional capital to fund our business activities, including exploration and development expenditures and property payments.

Management’s current plan, assuming Board of Directors approval of the Rosemont feasibility study and the continued development of the Rosemont property, would require approximately $20 million additional funding post development decision in 2007. Such funding may not be available on commercially acceptable terms or at all. In such instance we may raise additional capital through debt or equity financing, and possibly through joint ventures, production sharing arrangements or other means. Our failure to meet our ongoing obligations on a timely basis or raise additional funds that may be required could result in delay or indefinite postponement of further exploration and development of our property or the loss or substantial dilution of our property interests (as existing or as proposed to be acquired).

          We have historically depended on distributions of our securities to fund our working capital and funding requirements

Historically, the principal source of funds available to us has been through the sale of common shares. During the years ended December 31, 2006, 2005 and 2004, we raised approximately $47,724,000, $11,220,000 and $530,000, respectively, by issuing equity securities. Additional equity financing would cause dilution to our existing shareholders.

In addition, as at December 31, 2006, we had outstanding 4,801,167 common share purchase options at an average exercise price of $1.76 and 18,947,600 purchase warrants at an average outstanding exercise price of $2.51. As a consequence of the passage of time since the date of their original sale and issuance, none of the Company's shares remain subject to any hold period restrictions in Canada as of December 31, 2006. The unrestricted resale of outstanding shares from the exercise of dilutive securities may have a depressing effect on the market for our common shares.

          We have no proven or probable reserves and we may never discover sufficient mineral deposits to justify commercialization of any of our properties.

We have no probable or proven reserves on any of our properties, and we have not completed a feasibility study on any of our properties. Therefore, we cannot be certain that minerals will be discovered in sufficient quantities and grade on any of our properties to justify commercial operations. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, labour, wages, mine safety and environmental protection. If we are unable to upgrade our mineralized material to proven and probable reserves in sufficient quantities to justify commercial operations, we will be unable to develop mines and our financial condition and results of operations could be adversely affected.

          We have no history of production and may never place any of our properties into production.

None of our properties are in commercial production, and we have never recorded any revenues from mining operations. We expect to incur losses unless and until such time as our properties enter into commercial production and generate sufficient revenues to fund our continuing operations. The development of mining operations on any of our properties will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, our acquisition of additional properties, and other factors, many of which are beyond our control. We may not generate any revenues or achieve profitability.

          Our exploration activities may not be commercially successful.

Mineral exploration is highly speculative in nature, involves many risks and is frequently nonproductive. Unusual or unexpected geologic formations, and the inability to obtain suitable or adequate machinery, equipment or labor are risks involved in the conduct of exploration programs. We are currently conducting exploration and deposit definition drilling on two of our properties. The success of mineral exploration is determined in part by the following factors:

  the identification of potential mineralization based on superficial analysis;

  availability of exploration permits;

  the quality of our management and our geological and technical expertise; and

  the capital available for exploration.

Substantial expenditures are required to establish proven and probable reserves through drilling and analysis, to develop metallurgical processes to extract metal, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Whether a mineral deposit will be commercially viable depends on a number of factors, which include, without limitation, the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which fluctuate widely; and government regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. We cannot assure you that any reserves or mineralized material acquired or discovered will be in sufficient quantities to justify commercial operations.

          Exploration, development and mining involve a high degree of risk.

Our operations will be subject to all the hazards and risks normally encountered in the exploration, development and production of gold and other base or precious metals, including, without limitation, seismic activity, rock bursts, pit-wall failures, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and legal liability. Milling operations, if any, are subject to various hazards, including, without limitation, equipment failure and failure of retaining dams around tailings disposal areas, which may result in environmental pollution and legal liability.

The parameters used in estimating mining and processing efficiency are based on testing and experience with previous operations. While the parameters used have a reasonable basis, various unforeseen conditions can occur that may materially affect the estimates. In particular, past operations indicate that care must be taken to ensure that proper ore grade control is employed and that proper steps are taken to ensure that the leaching operations are executed as planned. The mining contracts for the mines include clauses addressing these issues to help ensure planned requirements are met. Nevertheless, unforeseen difficulties may occur in planned operations.

          We may be adversely affected by fluctuations in copper, molybdenum, silver, gold and other metal prices.

The value and price of our common shares, our financial results, and our exploration, development and mining, if any, activities may be significantly adversely affected by declines in the price of copper, molybdenum, silver, gold and other metals. Mineral prices fluctuate widely and are affected by numerous factors beyond our control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world. The price for metals fluctuate in response to many factors beyond anyone’s ability to predict. The prices used in making the resource estimates are disclosed and differ from daily prices quoted in the news media. The percentage change in the price of a metal cannot be directly related to the estimated resource quantities, which are affected by a number of additional factors. For example, a 10 percent change in price may have little impact on the estimated resource quantities and affect only the resultant positive cash flow, or it may result in a significant change in the amount of resources. Because mining occurs over a number of years, it may be prudent to continue mining for some periods during which cash flows are temporarily negative for a variety of reasons including a belief that the low price is temporary and/or the greater expense incurred in closing a property permanently.

Mineralized material calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of our investments in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting our mineralized material estimates and financial condition, declining metal prices can impact operations by requiring a reassessment of the commercial feasibility of a particular project. Such a reassessment may be the result of a management decision related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays in development or may interrupt operations, if any, until the reassessment can be completed.

          Title to our properties may be subject to other claims.

Although we believe we have exercised the commercially reasonable due diligence with respect to determining title to properties we own, control or have the right to acquire by option, there is no guarantee that title to such properties will not be challenged or impugned. Our mineral property interests may be subject to prior unrecorded agreements or transfers or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of our properties which, if successful, could impair development and/or operations. This may be exacerbated due to the large number of title transfers historically involved with some of the properties.

          Estimates of mineralized materials are subject to geologic uncertainty and inherent sample variability.

Although the estimated resources at our properties have been delineated with appropriately spaced drilling, there is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There also may be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations. Acceptance of these uncertainties is part of any mining operation.

          Mineral resources are only estimates which may be unreliable.

Although the mineralized material figures included in this document have been carefully prepared by independent engineers, these amounts are estimates only, and we cannot be certain that any specified level of recovery of copper, molybdenum, silver, gold or other mineral from mineralized material will in fact be realized or that any of our properties or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. Any material change in the quantity of mineralization, grade or stripping ratio, or mineral prices may affect the economic viability of our properties. In addition, we cannot be certain that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Until an unmined deposit is actually mined and processed the quantity of mineral resources and reserves, if any, and grades must be considered as estimates only.

          Government regulation may adversely affect our business and planned operations.

We believe our exploration projects currently comply with existing environmental and mining laws and regulations affecting its operations. Our mining, processing, development and mineral exploration activities, if any, are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. We cannot assure you that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. At present, there is no royalty payable to the United States on production from unpatented mining claims, although legislative attempts to impose a royalty have occurred in recent years.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on our business and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

          Our operations are subject to environmental risks.

All phases of our operations, if any, will be subject to federal, state and local environmental regulation in the various jurisdictions in which we operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot be certain that future changes in environmental regulation, if any, will not adversely affect our operations, if any. Environmental hazards may exist on the properties on which we hold and will hold interests which are unknown to us at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Production, if any, at our mines will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems then we may become subject to liability for hazards that it may not be insured against or for clean up work that may not be insured.

          Our stock price is subject to volatility

During the year ended December 31, 2006, our share price ranged from $1.23 to $3.10 per share, first on the TSX Venture Exchange then commencing August 10, 2006 on the TSX. On November 30, 2006 the Company commenced trading on AMEX, the price range during 2006 was from US $1.89 to US $2.32. The market price of a publicly traded stock, especially a junior resource issuer, is affected by many variables not directly related to our exploration success, including the market for junior resource stocks, the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the stock exchanges on which the Company trade, suggest the Company's shares will continue to be volatile.

          We do not insure against all risks.

Our insurance will not cover all the potential risks associated with a mining company’s operations. We may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to us or to other companies in the mining industry on acceptable terms. We might also become subject to liability for pollution or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial condition and results of operations.

          We compete with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases. We face strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, base and precious metals. Many of these companies have greater financial resources, operational experience and technical capabilities than us. As a result of this competition, we may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, our revenues, operations and financial condition could be materially adversely affected.

          We are dependent on our key personnel.

Our success depends on our key executives: Gil Clausen, President; Mike Clarke, VP Exploration; James Sturgess, VP Projects and Environment; Lance Newman, VP Metallurgical Operations and Richard Warke, Chairman. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. Our ability to manage exploration and development activities, and hence our success, will depend in large part on the efforts of these individuals. We face intense competition for qualified personnel, and we cannot be certain that we will be able to attract and retain such personnel.

          Our officers and directors may have potential conflicts of interest

Our directors and officers may serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which we are also participating, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of Canada require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, our directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that our needs will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger programs; (ii) acquire an interest in a greater number of programs; and (iii) reduce their financial exposure with respect to any one program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, it is expected that our directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

          We provide indemnity and protection to our directors and officers

Section 7 of our By-Law No.1 states in part that:

“The Company shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor... against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment . . .”

Thus, we may be required to pay amounts to settle any such claims that may arise. The impact of any such possible future indemnity protection cannot be determined at this time.

          In the event that your investment in our shares is for the purpose of deriving dividend income or in expectation of an increase in market price of our shares from the declaration and payment of dividends, your investment will be compromised because we do not intend to pay dividends.

We have never paid a dividend to our shareholders, and we intend to retain our cash for the continued development of our business. We do not intend to pay cash dividends on our common stock in the foreseeable future. As a result, your return on investment will be solely determined by your ability to sell your shares in a secondary market.

Critical Accounting Policies

The Company’s Consolidated Financial Statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception, and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. The Company has financed its capital requirements by issuing common stock, notes payable and other equity securities. There is no certainty that the Company will be able to raise the funds sufficient to support its business plan.

The preparation of financial statements in conformity with Canadian GAAP requires management to make additional estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates and measurement uncertainty include the assessment of valuation impairment of the mineral properties and deferred development expenditures, the determination of the fair value allocation between debt and equity for the convertible debenture issued in June 2005 and the determination of the fair value of the stock based compensation charged to operations.

The Company follows the practice of capitalizing all costs related to acquisition, exploration and development of mineral properties and mineral property projects until such time as mineral properties are put into commercial production, sold or abandoned. If commercial production commences, these capitalized costs will be amortized on a unit-of-production basis. If the mineral properties or projects are abandoned, the related capitalized costs are written-off. On an ongoing basis, the Company evaluates each property and project on results to date to determine the nature of exploration, other assessment and development work that is warranted in the future. If there is little prospect of future work on a property or project being carried out within a three year period from completion of previous activities, the deferred costs related to that property or project are written down to the estimated amount recoverable unless there is persuasive evidence that an impairment allowance is not required. The amounts shown for mineral properties and for deferred development expenditures represent costs incurred to date less write-downs, and are not intended to reflect present or future values.

The Company followed the fair value approach in determining the allocation between the debt and equity components of the convertible debenture. With the final repayment of the obligation on June 1, 2006 the only remaining impact on the balance sheet is that the equity valuation component totalling $1,478,083 remains credited to contributed surplus. For stock based compensation (including stock options) and for the valuation of warrants issued by the Company, the Black-Scholes option pricing model is used to determine the fair value of the particular instrument. This model is subject to various assumptions including the expected life of the option and the volatility of the Company’s share price. The Company relies on historical information as the basis for these assumptions.

The Company’s functional and reporting currency is the Canadian dollar. Translations undertaken in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the time the transaction occurred. Monetary assets and liabilities denominated in foreign currencies are translated into equivalent Canadian dollars at the exchange rates in effect at the balance sheet date with any resulting gain or loss being recognized in the consolidated statement of operation and deficit. The effect of fluctuations in exchange rates between the dates of transactions and of settlements are reflected in the statement of operation and deficit.

Disclosure Controls and Procedures

The Chief Executive Officer (CEO) and Chief Financial Officer (CFO) of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that at December 31, 2006 the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information regarding this annual report and other disclosures was made known to them on a timely basis. In reaching this conclusion, the Company recognizes that two factors must be and are present:

i)

the Company is dependant upon its advisors and consultants (primarily legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements and

ii)	an active Board and Management with open lines of communication.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During 2006 the Company realized that with the increasing complexity of our business and more demanding filing requirements of the TSX and US AMEX listing that additional financial personnel were needed. As a result the Company hired a new Controller on August 7 and a new CFO on September 1. In addition to establishing new internal controls and commencing a broader review of internal controls over financial reporting a project was initiated to replace the existing accounting system which had become outdated. The lack of functionality of the existing system as well as a cessation of support on the part of the software manufacturer contributed to material weaknesses related to segregation of duties and continuity of processing. A cross-over to the new system commenced January 1, 2007 with all invoices now being processed with the new software. With the new accounting system management is confident that material weaknesses related to segregation of duties issues can be mitigated. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting, however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.